

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 9, 2016

Marco Alfonsi
Chief Executive Officer
WRAPmail, Inc.
445 NE 12th Ave.
Fort Lauderdale, FL 33301

> **Re: WRAPmail, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 22, 2016**
> **File No. 333-208293**

Dear Mr. Alfonsi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2015, letter.

General

1.   Schedule A, paragraph 16 of the Securities Act of 1933 and Item 501(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold. Given the lack of an established market for your securities, please also disclose the fixed price at which the selling shareholders will sell the shares covered by the prospectus. We will not object if you state that the securities will be sold at the disclosed fixed price until your shares are listed on a recognized inter-dealer quotation system (e.g., the OTC Bulletin Board) and thereafter at prevailing market prices or privately negotiated prices. Please make corresponding changes throughout the prospectus.

2.   We note that you issued two press releases on December 1, 2015, and August 10, 2015, that highlight your intention to file a registration statement and your plans and expectations related to WRAPmail 2.0. As these press releases occurred prior to the public filing of your registration statement, please provide us with your analysis as to

whether you believe they comport with the requirements of Section 5(c) of the Securities Act of 1933. Furthermore, we note that a selling shareholder, Microcap Headlines, Inc., provides you with promotional services. According to a review of that company's website, it appears that it uses aggressive marketing strategies to increase awareness of your common stock. Please provide us with an explanation of this relationship. In this regard, you should tell us the extent of the services that have been provided and whether you believe that they comport with the requirements of Section 5(c) of the Securities Act.

Cover Page

3.   You disclose information about the proceeds of the offering on a gross basis, which assumes all shares in the offering are sold. Since your offering is a best efforts, no minimum offering with no assurance that all or any portion of the shares offered by you will be sold, please revise your disclosure to more accurately reflect the range of possible outcomes in accordance with prior comment 2.

Risk Factors, page 11

"Our auditor has indicated in its report that the fact that we are in the development . . . ," page 11

4.   We note your estimate that currently available capital will sustain your operations for one to two months. Please revise to alert investors to the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.

"This registration statement might not be declared effective in a timely fashion . . . ," page 18

5.   We note that the first and last paragraphs of this risk factor appear to be inconsistent. Pursuant to prior comment 7, please reconcile to more clearly convey the effects on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act, if you have less than 300 shareholders at year end.

"Certain of our stockholders hold a significant percentage of our outstanding . . . ," page 19

6.   We note that the figure concerning the combined voting power of your officers and directors assumes conversion of the outstanding preferred stock into common stock. Please revise to disclose the combined voting power of your officers and directors in accordance with the voting rights of the outstanding preferred stock.

Selling Shareholders, page 22

7.   We note from your disclosure and Exhibit 10.6 that Mr. Studer received 150,000 shares of your common stock in satisfaction of $15,000 of past accounting services rendered. Please tell us when Mr. Studer rendered these services.

Management's Discussion and Analysis of Financial Condition and Results of Operations

8.   Please revise to provide a detailed description of the actions and timing of your planned operations over the next 12 months. Provide an anticipated timeline and discuss each step you plan to take toward increasing revenue and your anticipating funding source for each step. You should also disclose specific cost estimates and financing plans. In this regard, discuss the approximate amount of funds that you will need to raise until you achieve profitability and any discussions you have had with funding sources, including any specific steps you have taken to date to seek additional equity or obtain credit facilities.

Executive Compensation, page 58

9.   We note that you disclose Mr. Dilley's compensation in the executive compensation table. Please revise to disclose his compensation in accordance with Item 402(r)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 59

10.   Please revise to include information concerning ownership of the outstanding preferred shares in accordance with Item 403(b) of Regulation S-K. Furthermore, tell us whether the outstanding preferred stock is currently convertible or may be converted within 60 days.

Transactions with Related Persons, Promoters and Certain Control Persons, page 60

11.   We note your disclosure that Microcap Headlines, Inc. is a related person. Please revise to disclose the basis on which it is a related person pursuant to Item 404(d) of Regulation S-K. Furthermore, you state here and elsewhere in the prospectus that Microcap Headlines, Inc. holds 400,000 shares of your common stock. Nonetheless, its website indicates that it holds 800,000 shares of your common stock. Please revise or advise.

Exhibits

12.   We note your response to prior comment 15 that you have filed searchable copies of the exhibits. Nonetheless, you have not filed them. Please file them in accordance with Rules 301 and 304 of Regulation S-T.

Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief Legal
Office of Information
Technologies
and Services

cc: Gina Austin and Arden Anderson
   Austin Legal Group, APC